EXHIBIT 99.1

Notice of 2026 Annual General Meeting of Shareholders

When

Tuesday, June 9, 2026 at 10:00 a.m. (Pacific Time)

Where

3rd Floor Boardroom at 1188 West Georgia Street, Vancouver, British Columbia V6E 4A2.

We will cover five items of business at our 2026 annual general meeting (the "Meeting”):

•	Receive our audited consolidated financial statements for the financial year ended December 31, 2025 and the auditor’s report thereon;

•	Fix the number of directors to be elected at the Meeting at five;

•	Elect five directors to our board of directors to hold office until the next annual general meeting of shareholders;

•	Re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as our independent auditor for the ensuing year and authorize our directors to set the auditor’s pay;

•	Transact such other business that is properly brought before the Meeting or any adjournment or adjournments thereof.

Record date

The record date for the Meeting is April 21, 2026. The record date is the date for the determination of the registered holders of our Common Shares entitled to receive notice of, and to vote at, the Meeting and any adjournment or postponement of the Meeting.

Your vote is important

This notice is accompanied by the Circular and either a form of proxy for registered shareholders or a voting instruction form for beneficial (i.e. non-registered) shareholders. If previously requested, a copy of our audited consolidated annual financial statements and the accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2025 will also accompany this notice (collectively, the "Meeting Materials”). Copies of our annual and/or interim financial statements and MD&A are also available under our SEDAR+ profile at www.sedarplus.ca, on our website at

www.firstmininggold.com/investors/reports-filings/financials, or by request made to First Mining Gold Corp. As described in the notice and access notification that we have mailed to our shareholders, we are using the notice and access method for delivering this notice and the Meeting Materials to our shareholders, which substantially reduces the paper used in printing this notice and the Meeting Materials as well as printing and mailing costs. This notice and the Meeting Materials will be available on our website at www.firstmininggold.com/investors/agm/agm-materials and under our SEDAR+ profile at www.sedarplus.ca.

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The Circular contains important information about the Meeting, who can vote and how to vote. Please read the Circular carefully before voting.

If you will not be attending the meeting in person, we request that you read, date and sign the accompanying proxy and deliver it to our transfer agent, Computershare Investor Services Inc. (“Computershare”). If a shareholder does not deliver a proxy to Computershare, Attention: Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 10:00 a.m. (Pacific Time) on Friday, June 5, 2026 (or before 48 hours, excluding Saturdays, Sundays and holidays, before any adjournment of the Meeting at which the proxy is to be used), then the shareholder will not be entitled to vote at the Meeting by proxy.

If you would like us to send you a paper copy of the Meeting Materials, please contact Paul Morris, our Director, Investor Relations, at 1.844.306.8827 or by e-mail: info@firstmininggold.com. In order for you to receive the Meeting Materials in advance of the proxy deposit deadline date and the date of the Meeting, we must receive requests for printed copies of the Meeting Materials at least ten business days in advance of the proxy deposit deadline date and time.

BY ORDER OF THE BOARD OF DIRECTORS,

(signed) “Daniel W. Wilton”

Daniel W. Wilton

Chief Executive Officer and Director

Vancouver, British Columbia

April 21, 2026

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